Exhibit 99.1

POLICY CENTRAL

POLICY STATEMENT

The Rogers Business Conduct Policy (the “Policy”) establishes the position of Rogers Communications Inc. and its subsidiaries (the “Company” or “Rogers”) with respect to expected business conduct and related administrative requirements and procedures. This Policy has been adopted to:

•	Endorse and promote the Company’s commitment to honest and ethical behaviour, including fair dealing and ethical handling of potential and actual Conflicts of Interest;
•	Enforce full, fair, accurate, timely and understandable disclosure;
•	Comply with applicable laws and governmental rules and regulations;
•	Protect the personal information of employees and customers;
•	Ensure the protection of the Company’s legitimate business interests, including corporate opportunities, use of corporate assets, and Confidential Information; and
•	Deter wrongdoing.

The Company is dedicated to maintaining its reputation for integrity, ethical behaviour, and good corporate citizenship, and expects all employees to abide by basic principles of ethical and lawful business conduct and perform the appropriate internal controls to manage risks. The Rogers Business Conduct Policy outlines the standards expected of Company employees (refer to policy HR 2.2 Employment Classifications for definition of employees) in their dealings with the Company, customers, clients, suppliers, partners, contractors, volunteers, the public, and fellow employees. Employees are expected to be familiar with this Policy and to adhere to the principles and procedures set out in this Policy.

Business groups or departments sometimes adopt policies or guidelines that apply only to employees in their specific area of work. Should these policies conflict in any way with the Rogers Business Conduct Policy, this Policy’s requirements should be followed. However, the Rogers Business Conduct Policy is not intended to describe every law or policy that may apply to an employee. Employees are required to review corporate policies annually to remain familiar with their terms and adhere to them.

If there is any conflict between this Policy and a collective agreement, the terms and provisions of the collective agreement shall apply to those employees who are included in the collective agreement.

If faced with a situation or ethical issue not explicitly covered in this Policy, it may help to ask the following questions:

•	Is the action legal? Do not do anything illegal. If unsure of the answer, ask for help.
•	Does the decision violate the letter or the spirit of this Policy? At Rogers, we do what is right.

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•	If the decision became public, could it be seen as the wrong decision? If it would be embarrassing to have an action described in the media, then it’s probably not the right choice.
•	How would a customer, coworker, friend, and/or Relative react if they became aware?

Employees are encouraged to consult with their managers for guidance regarding the Rogers Business Conduct Policy and, as necessary, an employee may also seek assistance from:

•	Their manager’s direct manager;
•	Their business unit lead; and/or
•	Their HR Business Partner.

RESPONSIBILITY

The Board of Directors (the “Board”), or designated Committees of the Board, to consider and, if thought fit, approve this Policy and any recommended revisions to this Policy, at a minimum annually, and approve any specific exceptions to this Policy submitted by the President and CEO (or senior officer delegate).

The President and CEO (or senior officer delegate) to authorize any recommended revisions or specific exceptions to this Policy, subject to approval by the Board or designated Committees of the Board.

The Chief HR Officer or, in their absence, the Chief Legal Officer or the Chief Financial Officer, to interpret and promote this Policy, as required, and to ensure that it is implemented and enforced throughout the Company in a fair and even-handed manner.

DOS

Employees

1.	Ensure you read, certify your understanding of, and accept the Rogers Business Conduct Policy as a condition of employment at the time of hire, transfer, and promotion.
2.	Review and acknowledge your acceptance of the Rogers Business Conduct Policy on an annual basis, including completion of applicable training programs.
3.

Consistently uphold your duty of fidelity, duty of confidentiality, common law responsibilities, and ethical responsibilities to act in the best interests of the Company and within the limits of all applicable laws and regulations.

4.	Ensure you perform the appropriate internal controls to manage risks.
5.	Ensure you promptly report any situation that either directly violates, or may be perceived by others to violate, the Rogers Business Conduct Policy.
6.	Participate in, and cooperate with, Company investigations.

Managers

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1.

Create and maintain a work environment that sets an example of, and encourages, integrity and ethical behaviour. Ensure all employees have access to this Policy and they understand and comply with its provisions and the spirit of the Policy.

2.	Ensure all employees review the Rogers Business Conduct Policy annually and comply with the annual review and training processes.

Human Resources

1.

Develop and implement an ongoing program for the annual training, review, acknowledgement, and acceptance of the Rogers Business Conduct Policy by employees, and the Business Conduct Guidelines by contractors of the Company.

2.	Report violations of this Policy promptly and provide an annual summary of violations and their resolution to senior management and designated Committees of the Board.

Ignoring wrongdoing or potential wrongdoing, in effect condoning such behaviour, is itself unethical. The Company expects any employee who has reason to suspect a violation of applicable law or regulations or who has concerns about potential business/ethical misconduct, financial misconduct with regard to the Company’s accounting practices, financial controls, or the safeguarding of its assets, to speak to their manager or HR Business Partner, and to report such suspicions or concerns immediately to the Rogers STAR Hotline, which allows anonymous reporting, if desired. This report will be kept confidential. The Company will not permit any retaliation against any employee for making any such report in good faith.

The Rogers STAR Hotline may be used to channel concerns to a representative of the Audit and Risk Committee of the Rogers Board of Directors. Employees may submit a report online at www.rogersstarhotline.com, which is available twenty-four (24) hours a day, seven (7) days a week.

The Rogers STAR Hotline is NOT meant to be a substitute for direct and meaningful communication between employees and their manager or HR Business Partner, if and when appropriate.

OUR COMMITMENT

All employees must acknowledge this Policy as a condition of, and prior to commencing, employment. In addition, Game Day employees and Retail employees must complete the applicable Employee Commitments document. Records of acceptance of this Policy will be maintained as outlined in policy HR 1.2 Employee Records.

All employees must review and acknowledge their acceptance of the Rogers Business Conduct Policy on an annual basis.

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All employees who are transferred or promoted within the Company will be advised that this Policy, which was acknowledged and accepted at the time of their initial hire, remains in effect throughout their employment.

Failure to adhere to any and all provisions of the Rogers Business Conduct Policy may result in discipline, up to and including termination of employment and/or legal action. Violations of the Rogers Business Conduct Policy will be carefully investigated and handled consistently.

ROGERS BUSINESS CONDUCT POLICY DETAILS

1. Contract and Commitment Guidelines

Employees must ensure that all contracts and commitments have proper authorization and documentation prior to making commitments on behalf of the Company. Employees must review and comply with PUR 1 Policy for the Purchase of Goods and Services, PUR 45 Purchase and Commitment Guidelines, and PUR 45.1 Commitment Authority Levels.

2. Adherence to the Law

Employees must comply with all laws and regulations. Employees who are in doubt as to the legality of a proposed course of action, or an action already taken, should discuss the activity with their manager. The manager should consult with the Vice President/Director, Human Resources who, in turn, shall consult with the Company’s Legal department (or approved external counsel), as required.

Employees should not conduct business with suppliers and/or contractors who engage in unlawful or unethical business practices or behaviour. Promptly report unethical sales or purchasing practices on the part of a supplier, contractor, or a Company employee to the Rogers STAR Hotline at www.rogersstarhotline.com. Company employees engaging in unethical practices should also be reported to their manager. Unlawful and unethical business practices and behaviour are taken seriously and may result in discipline up to and including termination of employment for cause.

3. Respect and Dignity in the Workplace

The Company is committed to ensuring all employees, contractors, suppliers, business associates, volunteers, customers, and the general public are treated with respect and dignity. The Company will not tolerate harassment, violence, or discriminatory acts or practices, by any of its employees, in accordance with the Canadian Human Rights Act and any equivalent applicable provincial human rights legislation. Please refer to HR 2.4 Workplace Harassment and Violence Prevention.

Workplace Harassment and Violence, or abusive and aggressive behaviour, is not limited to incidents that occur within a traditional workplace. Work-related violence and

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harassment can occur at off-site business-related functions (e.g., conferences or trade shows), in a remote workplace, at work-related/sponsored social events, in a customer’s home, or away from work but resulting from work (e.g., a threatening telephone call to an employee’s home from a coworker).

The Company has a zero-tolerance policy towards any disrespectful behaviour in the workplace, regardless of whether onsite at a Company facility or as defined above. Rogers is proud of its diverse workforce, and equally proud to offer a safe, comfortable, and receptive environment to all employees, every day.

4. Fair Dealings

The Company does not seek competitive advantages through illegal or unethical business practices or behaviour. Each employee must deal fairly and ethically with the Company’s customers, service providers, suppliers, and competitors. No employee should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or unfair or unethical dealing or practices. Failure to uphold these requirements may result in discipline up to and including termination of employment for cause.

Rules of competitive business conduct are established in the Competition Act and certain sections of the Telecommunications Act, Broadcasting Act, and the Bank Act. All applicable practices must be carried out in compliance with these Acts. Please refer to policy LEG 18 Competition Law.

Employees must never disclose, communicate, or discuss Confidential Information concerning the Company, including pricing or purchasing policies, with competitors. Information about competitors should be gathered in a lawful manner. Employees who previously worked for a competitor will not be requested to provide Confidential Information about said competitor.

Suppliers will be selected based on merit and are expected to adhere to the Rogers Supplier Code of Conduct, which is similar to this Policy.

5. Protection and Proper Use of Company Assets

All employees are responsible for safeguarding and making proper and efficient use of Company funds and property by following procedures to prevent their loss, theft, and unauthorized use or access. Company funds and property include, but are not limited to, Company time, cash, cheques, credit cards, land and buildings, proprietary information and records, vehicles, equipment, furniture, intellectual property, information systems, and all other property.

To protect Company funds and property, employees must ensure:

a.	All expenditures are for legitimate business purposes only, and that they use discretion to support cost management;

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b.	Computer equipment and systems, and the information they contain, are protected against unauthorized access, use, modification, destruction, theft, or loss;
c.

Systems, applications, and data on the Company’s information technology systems are never accessed from any territory sanctioned by a governmental or regulatory authority in Canada or the United States, as this is strictly prohibited;

d.	Company networks, applications, and data must only be accessed from Company-approved access points or facilities (e.g. Rogers Corporate VPN, Office 365, etc.);
e.	All Company-provided communication devices and services are used for legitimate business purposes only;
f.	Business unit executive (i.e., Vice President or above) approval is obtained prior to taking Company-provided laptops and/or tablets to any non-sanctioned country outside of Canada;
g.	They do not share Passcards or permit unauthorized individuals into Rogers Premises, as these are strictly prohibited; and
h.

All Company property, including documents and equipment, are returned to the Company upon conclusion of employment. Unless expressly agreed by Rogers in writing, failure to return Company property may result in the initiation of collection procedures, including deductions from final pay where permitted by law, or referral to a third-party collections agency.

All employees are responsible for safeguarding the security of computer equipment and devices (including laptops, mobile phones, and tablets), systems, and information within their areas of control. Appropriate security measures must be followed in accordance with ISEC 1 Information Security Policy.

Unless authorized by the Company, employees must not borrow or make use of the Company’s name, property, goodwill, funds, data, or other assets for their personal gain or benefit, or for the gain or benefit of others. The Company does not permit notices, messages, or postings on behalf of any third parties or outside organizations without written permission from the Human Resources Department.

Unauthorized connection and/or use of Company products and services are criminal acts. Anyone found to be connected to, or in possession of, unauthorized Company products and/or services, or to have assisted another to do so, will be subject to legal action and the termination of their employment.

In the course of protecting Company assets, it is the duty of every employee to promptly report to the Rogers STAR Hotline (www.rogersstarhotline.com) all acts that may constitute real or suspected breaches of security.

Hiring Contractors

All contractors must complete and pass a background check (criminal and credit, as required) prior to conducting any work for Rogers. Please refer to HR 3.1 Recruitment and Selection.

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6. Employment Practices

The Company is committed to ensuring equal opportunities for all employees in all aspects of employment. The Company will continue to use the merit principle as the basis for all employment and promotion opportunities. Please refer to HR 3.1 Recruitment and Selection and HR 2.1 Diversity, Equity, and Inclusion Management Policy.

7. Safety and Well-being

All employees are responsible for performing their duties in a safe manner and in compliance with the Company’s safety and well-being policies and procedures. This includes recognizing and reporting hazards to help ensure the maintenance of a safe and healthy work environment for employees, volunteers, contractors, and the general public. Please refer to HS 1 Safety and Well-Being, HS 4 Safe Driving, and the Thrive Safety & Well-being site on Rogers Zone.

8. Alcohol and Drugs

The Company is committed to maintaining a safe, productive, and respectful work environment. This includes ensuring all employees are fit to carry out their responsibilities safely and effectively in an environment free from any Substance.

Employees must be fit for work. The possession or sale of illegal drugs, and the consumption of any Substance, are prohibited during work hours, while conducting Company business, or while occupying any Rogers Premises or Company Vehicle. Employees are prohibited from working if they are unable to safely and professionally perform their duties as a result of Substance use, as determined by the Company in its sole discretion. This will be treated as an extremely serious matter. Employees who are present at work while unfit due to suspected Substance use may be sent home immediately.

Employees must not use any Substance at Company or supplier-sponsored events or gatherings. An exception may be made where alcohol is served at a Company- or supplier-sponsored event, provided that each employee must demonstrate responsible behaviour in the use of alcohol and act in a way that will not render them impaired or have a detrimental effect on the safety and well-being of themselves or others, or the Company’s reputation. For questions regarding the Company’s accommodation process, please refer to HR 4.3 Workplace Accommodation. For field-related roles, please refer to additional policies specific to your business unit.

9. Environment

The Company is committed to environmental responsibility. The Company will obey all environmental laws applicable in the jurisdictions in which it operates, and each employee is expected to behave accordingly. Any contravention of environmental laws

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or the Company’s environmental policy must be immediately reported to the business unit lead. The initial report must be promptly followed by a written report. Please refer to GEN 30 Environmental Policy. Overall, employees should conserve resources to the extent consistent with sound business operations.

10. Computer Access and Use of Electronic Media

To protect access to systems, applications, and data on the Company’s information technology systems, employees must ensure the protection of their passwords. Users must not give out their passwords or allow others to use their User IDs. Employees must review and adhere to ISEC 2 Acceptable Use of Electronics Communications Policy.

Users of the Company’s information technology systems should be aware that their communications are not protected from third-party viewing unless approved encryption is used. Employees should not send private information over the Internet or wireless devices. To prevent the unintended release of undisclosed material information, documents containing undisclosed material information should not be transmitted by electronic means, such as fax or email, and undisclosed material information should not be discussed on mobile devices, unless appropriate precautions are taken (such as the use of code names and using the “confidential” sensitivity setting in emails) so that the transmission can be made and received, and the discussions can take place, reasonably securely.

The Company reserves the right at any time to examine email, computer records, personal file directories, and other information stored on or transmitted over Company facilities to ensure compliance with internal policies, to support the performance of internal or external investigations, and to assist with the management of information systems. Employees should be aware that all email is considered Company property; it is archived and can be retrieved for examination at any time, even after it has been deleted.

Language and conduct during conversations, instant messaging, and email exchanges reflect on the Company. As such, professionalism must be maintained at all times.

Use of Company facilities to download, communicate, or exchange materials that conflict with the Company’s policies is prohibited. Personal use of Company facilities is allowed under certain conditions as outlined in ISEC 2 Acceptable Use of Electronics Communications Policy, compliance with which is mandatory. Failure to comply will result in disciplinary action, up to and including termination.

Please refer to ISEC 2 Acceptable Use of Electronics Communications Policy for a complete list of unacceptable practices and employee guidelines.

11. Work Performance

The Company expects all employees to be held accountable for the results of their work, based on honesty, quality, timeliness, efficiency, safety, and continuous improvement.

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Managers are expected to provide leadership that reinforces these factors and to ensure the actions of all employees are in the Company’s best interests. Employees are to abide by regular working hours per the applicable operating and/or departmental procedures. Please refer to HR 3.4 Hours of Work, Overtime and Premium Pay for details.

12. Full Commitment to the Company

Employees must remain free of outside business interests or relationships that could interfere with the performance of their job duties, may be contrary to their obligations to the Company, or might adversely affect the Company’s reputation. Employees are required to devote their entire working time and attention to the performance of their duties, and must not undertake any other activity, business, work, or employment during working hours.

Employees considering serving on a board of directors, an advisory board, or similar body of a for-profit organization must obtain pre-approval from the business unit lead to whom they directly or indirectly report.

Before accepting a position as a member of a board, advisory council, or other similar committee of a for-profit organization, or major non-profit or charitable organization, senior officers of the Company must obtain advance approval from the Corporate Governance Committee of the Board, unless they are required in their capacity at the Company to act as a Company representative on that board. Employees must adhere to LEG 16 Senior Officers of RCI Accepting Directorships with Non-Affiliated Corporations.

Employees serving on a board or similar body as a Company representative will not receive compensation of any kind, directly or indirectly. Employees serving on a board or similar body in a personal capacity will not be reimbursed by the Company, directly or indirectly, for any expenses related to such activity.

13. Conflict of Interest

A Conflict of Interest can arise when an employee takes actions or has interests that may make it difficult to perform their Company work objectively and effectively.

Employees must avoid activities or situations that involve real or perceived Conflicts of Interest with the Company. Employees must disclose potential Conflicts of Interest and any relationships that could reasonably be expected to give rise to a Conflict of Interest to their manager or to the Rogers STAR Hotline at www.rogersstarhotline.com.

Conflicts of Interest include but are not limited to the following:

Personal Financial Interest

a.	The transaction of business by the Company with an enterprise where an employee and/or the employee’s Relative together have an ownership interest in

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the enterprise and/or its affiliates that is material to the employee and/or the employee’s Relative or that is more than a 5% interest in the enterprise and/or its affiliates;

b.	An employee or member of their household having financial interest in, performing services for, or undertaking any activity (whether commercial or non-commercial and/or for which there is no personal financial interest) for a competitor of the Company;

c.	An employee providing ineligible discounts, incentives, or price plans, regardless of whether such activity is intended to increase their commissions;

d.	The resale of Toronto Blue Jays tickets, items purchased from Today’s Shopping Choice (TSC) and/or Rogers Marketplace, or any other products or services acquired under the Rogers Employee Discount Program;

e.	An employee using unauthorized Company time and/or resources to perform paid or unpaid work for other organizations or individuals; and

f.	An employee accessing or modifying their own accounts or the accounts of Relatives, Friends, colleagues, or acquaintances.

Any employee who manipulates, or attempts to manipulate, Company systems, transactions, or records without authorization, regardless of whether for personal gain, will be subject to disciplinary action up to and including termination of employment for cause. Employees who receive any payment as a result of fraudulent or negligent conduct must reimburse the Company for the amount they wrongfully received. This obligation to repay survives the termination of employment.

Entertainment, Hospitality, Gifts, Favours, and Bribes

Accepting or providing entertainment, hospitality, gifts, or favours that may reasonably be considered to have an influence on a decision by an individual on behalf of the Company, or that may be outside of the normal course of a business relationship, constitute a Conflict of Interest. Any entertainment, hospitality, gift, or favour made or received by a Company employee to procure an action or decision, or to recognize or reward an action or decision, is prohibited.

An act of bribery is defined as giving someone a financial or other advantage to encourage that person to perform their functions or activities improperly or to reward that person, financially or otherwise, for having already done so. With respect to bribes, it is not necessary to complete the transaction; the act of merely offering or agreeing to pay a bribe is an offence under the Canadian Criminal Code and in violation of this Policy.

All employees transacting business for the Company should act, and should be perceived by others to act, in the Company’s best interest and free of any Conflicts of Interest. Modest favours, gifts, entertainment, or hospitality may be accepted by

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employees in connection with their duties within the limits as described in GEN 8 Business Travel and Expense Reimbursement if they are:

a.	In the course of a normal business relationship, except during a Request for Proposal, competitive bid, and/or contract negotiation, and are consistent with accepted business practice;
b.	Not in cash, cash equivalents, or securities;
c.	Of sufficiently limited value so as not to be perceived or construed as an inducement, bribe, pay-off, or other improper payment or endorsement;
d.	Not repetitive or frequent;
e.	Not in contravention of any law and are made in accordance with generally accepted ethical standards and behaviour; and
f.	Known and approved by the employee’s manager.

If an employee proposes to transact business in their personal capacity with a Company supplier, such business must be on the same terms that would be offered to other arm’s length customers of the supplier (to avoid a Conflict of Interest) and must be known and pre-approved by the employee’s manager. An employee may not benefit personally from a relationship between themselves, the Company, and a supplier.

Expenses incurred by employees for business travel and entertainment while performing their duties on behalf of the Company must be in accordance with GEN 8 Business Travel and Expense Reimbursement.

Employment of Friends and Relatives

Friends and Relatives of employees may only be hired using standard recruiting procedures and must meet the qualifications required for the position. When an employee would directly or indirectly manage, or be in a position to influence the career or contracted activities and rewards of, a Friend or Relative, such a Conflict of Interest must be reported to the Human Resources department immediately. An appropriate course of action will be determined, including senior management approvals, and by the Human Resources Committee of the Board where required under its policies.

Workplace Relationships/Fraternization

The Company does not wish to infringe upon the purely social activities of its employees or discourage friendships among them. However, the Company has an obligation to maintain a work environment that is free from the kind of relationships between employees that may adversely impact employee morale and productivity, or that may result in favouritism, discrimination, or unfair treatment, or the perception of such.

To avoid the appearance of any Conflict of Interest, influence, or favouritism, and to ensure objectivity in the workplace, the Company prohibits intimate personal relationships (e.g., romantic or dating relationships, cohabitation, marriage, etc.) between employees where one employee may have the power to impact the career of another employee (e.g., where they are employed within the same department and in a supervisor-subordinate status, whether directly or indirectly).

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If a personal relationship develops between employees in a relationship as outlined above, the employees must each disclose the relationship immediately to their HR Business Partner.

Once the personal relationship has been disclosed to Human Resources, all reasonable steps will be taken to eliminate any real or perceived appearance of authority one employee has over the other employee, including by way of transfer or reporting change. In situations where it is not possible to eliminate a real or perceived Conflict of Interest, termination of employment with the Company may be required.

Any failure to disclose to Human Resources such personal relationships between employees in a reporting relationship as outlined above may result in discipline, up to and including termination of employment for cause. The Company will regard a violation as particularly serious if it has caused or led to favouritism, discrimination, unfair treatment, or impairment of Company operations.

14. Dealings with Public Officials

Communication with Public Officials

Communication with public officials on behalf of Rogers is a regulated activity that is subject to public reporting and other requirements.

No employee shall communicate with a federal, provincial, or municipal public official on behalf of the Company unless such communication is expressly part of the employee’s duties or authorized in advance by the Chief Corporate Affairs Officer. The Company is required by law to report publicly on certain communications with public officials; failure to report accurately, completely, and within set timelines can lead to penalties.

Employees must support the Company’s public reporting requirements by submitting timely internal reports of their communications with public officials after they have occurred. These reports must identify: the date of the communication; the name of the government or agency; the names and titles of public officials involved; the content and purpose of the communication; and (because in some places the Company’s reporting depends on this information) how much time, including preparation and travel, was involved.

Further detail of this requirement is contained in LEG 11 Reporting Contact with Public Officials. Each employee who communicates with a public official on behalf of the Company must first become familiar with that policy and must conduct themselves in accordance with that policy.

In many jurisdictions outside Canada, making representations to public officials is a regulated activity. An employee shall not make representations to any public official outside Canada without advance authorization from the Chief Corporate Affairs Officer.

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Payment to Public Officials

It is illegal (and therefore not permitted) to give any public officials, at any level of government, money, property, entertainment, hospitality, gifts, or favours for the wrongful use of their official position or as a condition to perform certain duties they are normally obligated to perform.

It is also illegal, in accordance with the Corruption of Foreign Public Officials Act, for a Canadian citizen, permanent Canadian resident, or Canadian company to bribe a foreign government official, directly or indirectly, to secure an advantage in the course of business. It is not necessary to complete the transaction; the act of merely offering or agreeing to pay a bribe is an offence and in violation of this Policy.

If an employee learns that such payments were sought or made, whether directly from the Company and its employees, or indirectly through agents, representatives, or consultants retained by the Company, this must be immediately reported to the employee’s manager (if appropriate to do so) and to the Rogers STAR Hotline at www.rogersstarhotline.com.

Further, sometimes a public official is not permitted to accept hospitality entertainment offerings (including but not limited to meals, beverages, tickets, and invitations), even if it has been offered in good faith. In some circumstances, an offer of hospitality or entertainment is not permitted. For example, several jurisdictions prohibit offering or giving hospitality or entertainment to public officials who are being lobbied by the Company. Before any offering, employees must be familiar with the rules in that jurisdiction and must seek guidance from the Chief Corporate Affairs Officer.

15. Proper Maintenance of Records

All transactions of the Company must be properly recorded and accounted for by the Company. This is essential to the integrity of the Company’s governance and financial reporting obligations. All Company employees are responsible for ensuring false, inaccurate, or misleading accounting entries are never completed, and full, fair, accurate, timely, and understandable disclosure is clear in all public communications.

Employees are responsible for:

a.	Adherence to all applicable generally accepted accounting standards and practices, rules, regulations, and controls;
b.

Accurate and timely recording of costs, sales, shipments, time and attendance, vouchers, invoices, payroll and benefit records, regulatory data, expense reports, and other financial transactions, in the proper accounts;

c.	Recording all funds, assets, and transactions and not establishing any undisclosed or unrecorded fund or assets for any purpose;
d.

Accurately keeping and retaining all accounting records, which reflect fairly and in appropriate detail, the Company’s transactions, acquisition and disposal of assets, and other relevant activities (please refer to LEG 1 Retention of Records);

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e.	Signing only those documents that are accurate and truthful; and
f.

Restricting access to Company Information (such as financial data and customer information) to ensure the information is not accidentally or intentionally disclosed, modified, misused, or destroyed, other than in accordance with the Company’s document retention policies. Customer information is any information that can be used to identify a customer. This includes, but is not limited to, name, address, email address, account number, social insurance number, driver’s licence, date of birth, and credit card information.

16. Political and Charitable Contributions

All employees are encouraged and entitled to make political and charitable contributions from their personal time and funds in the exercise of responsible citizenship.

Contributions of any kind to political organizations made on behalf of the Company must be approved, in advance, by the Vice President, Government Affairs.

Employees may promote charitable causes to colleagues and suppliers as long as colleagues and suppliers are not pressured to contribute to maintain their relationship to the Company.

17. Confidentiality

Employees have access to confidential or proprietary information, and improper disclosure could have serious consequences for the Company. Please refer to Section A, Item 1 of Exhibit A for a definition of Confidential Information. Examples of Confidential Information include, but are not restricted to, the Company’s financial and sales data, employee and customer personal information, training documents, product information prior to launches, and internal corporate announcements and communications. Employees must maintain the confidentiality of all information entrusted to them in the Workplace, ensuring that any information in shared workspaces (such as meeting rooms, on printers or whiteboards, in lounge areas, etc.) is cleared to prevent accidental disclosure. The only exception is when the disclosure is authorized or legally mandated. Employees must only use Company-issued and licensed versions of applications such as Microsoft Teams, OneDrive, SharePoint, etc. Please refer to LEG 17 Disclosure and Insider Trading, ISEC 2 Acceptable Use of Electronic Communications Policy, SEC 6 Privacy - Employee Personal Information, and SEC 7 Privacy – Personal Information Management.

Employees are strictly prohibited from conducting Company business, including sharing Company Information, using any technology systems (e.g., services, devices, tools, or platforms) that are not approved by the Company. This includes, but is not limited to, non-corporate email (e.g., Gmail, Yahoo, etc.) and other non-corporate messaging services or platforms (e.g., SMS, WhatsApp, Telegram, Signal, etc.).

In addition, employees are prohibited from sharing Company Information with generative artificial intelligence (GenAI) technology, such as ChatGPT or other non-corporate

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GenAI services, that an employee has not been expressly authorized to use by the AI Risk Committee. Employees are required to comply with GEN 20 Acceptable Use of Artificial Intelligence and complete the mandatory Ethical AI training. Failure to comply with these requirements may result in discipline up to and including termination of employment for cause. An employee’s obligations to protect Company Information continue after their employment ends.

Heightened sensitivity to security, confidentiality, and Conflict of Interest is required in situations where an employee’s Relative or Friend is a principal of, or is employed by, a competitor or supplier of the Company.

Customer Information

Subject only to certain exceptions, the law requires the Company to provide customers with access to all personal information about them the Company may hold. This includes records such as customer care logs and notes. Employees must avoid non-factual entries or inappropriate language or comments. All information kept by the Company about its customers is confidential and cannot be divulged or used, directly or indirectly, except for business purposes. All requests for access must be directed to the Chief Privacy Officer (CPO) in writing at Chief Privacy Officer, Rogers Group of Companies, 333 Bloor St. E., Toronto, ON, M4W 1G9.

Unless a customer provides explicit consent, or the Company is required to do so by law, the Company may not disclose a customer’s confidential personal and business information to anyone other than:

a.	The customer themselves;
b.	A person whom the Company reasonably believes is acting on behalf of the customer;
c.

Another company, for the purpose of providing the customer with efficient and cost-effective service, where the information is required only for that purpose and will be kept confidential (for example, the exchange of call detail information for the settlement of usage charges) or where the information is required only for that purpose of supplying telephone or telephone directory-related services and will be kept confidential (for example, a firm retained by the Company to do installation work on its behalf);

d.	An agent retained by the Company to evaluate the customer’s creditworthiness or to collect the customer’s account, where the information is required for and will be used only for that purpose; and
e.	A public authority, if there is an imminent danger to life or property, which could be avoided or minimized by disclosure of the information.

Disclosure of a customer’s confidential personal and business information other than the above exceptions must be approved by the Chief Privacy Officer.

Unauthorized disclosure of customer information may result in severe financial, operational, legal, regulatory, reputational, and/or strategic harm to Rogers. Employees

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are prohibited from sharing customer information via email, chat, and third-party applications, including but not limited to WhatsApp, Signal, or other collaboration tools.

The unlawful interception of a private communication is a criminal offence. An employee may intercept a private communication only when such interception is necessary for the purpose of providing service, to perform quality control assessments in the course of service monitoring, to protect the company’s rights or property, or when authorized by law.

Maintaining customer privacy is also crucial when dealing with contracts, proposals, and quotations. Employees must be vigilant in ensuring that unless a customer provides explicit consent, customer information is not shared with other affiliates, partners, agents, or subsidiaries of our group, except with those affiliates, partners, agents or subsidiaries of a group who are directly involved in the specific contract, proposals, or quotations.

It is the responsibility of all employees that support the creation, distribution, or opt-out process for commercial electronic messages to ensure compliance with the provisions of Canada’s Anti-Spam Legislation and its associated regulations (collectively referred to as “CASL”). Employees must review and adhere to SEC 1 Canadian Anti-Spam Legislation Policy.

Employee Information

Employees may not release personal information about other employees, such as private phone numbers and addresses, medical records, or salary information, unless required by law or by an authorized representative.

When such a request is made, it must be referred to the Human Resources department. No statements, interviews, or access to records will be provided until the Company or its legal counsel review the request. The request may be legitimate, but the Company has the right to determine the reasonableness of the request and to ensure all responses are complete and accurate.

Except as expressly provided in SEC 6 Privacy – Employee Personal Information, employees are not permitted to record any meetings or conversations at work without prior consent of all parties involved in the conversation.

18. Intellectual Property Assignment

From time to time, employees may author, create, produce, or conceptualize intellectual property during their employment with the Company (whether or not during regular office hours, and whether or not at the employee’s place of employment). Any intellectual property is considered to be the exclusive property of the Company if it arises from or is incidental to performance of duties as a Company employee, and must be treated as confidential Company Information.

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For greater certainty, the foregoing shall not apply to freelance work or independent productions authored, created, or conceptualized by employees entirely outside of the scope and mandate of their employment, and which do not relate in any way to the responsibilities and duties of employment with the Company.

Please refer to Section B of Exhibit A.

19. Public Disclosure, Restricted Use of Confidential Information, and Insider Trading

The Company is committed to best practices in timely and accurate disclosure of all material information. The Company will promptly disclose all material information in a full, fair, accurate, timely, and understandable manner in accordance with applicable securities laws and policies and stock exchange rules. All employees must perform their responsibilities with a view to giving effect to the foregoing commitment of the Company, including by reporting all material information in a timely manner to the appropriate person within the Company in accordance with the Company’s disclosure policies and procedures.

Each officer involved in the Company’s disclosure process is required to be familiar with and comply with the Company’s disclosure controls and procedures and internal control over financial reporting. In addition, each person having direct or supervisory authority regarding regulatory filings or the Company’s other public communications should, to the extent appropriate within their area of responsibility, consult with other Company officers and employees. Each officer who is involved in the Company’s disclosure process must:

a.	Familiarize themselves with the applicable disclosure requirements and understand the Company’s business and financial operations;

b.

Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company’s independent auditors, government regulators, and self-regulatory organizations; and

c.	Properly review and critically analyze proposed disclosure for accuracy and completeness (or, where appropriate, delegate this task to others).

Public Statements

Employees should not discuss prospective changes or developments externally before an official announcement has been communicated. Specifically:

a.

Information on corporate developments, products, and plans, including all financial and material information that may impact the value of Company securities or influence investors’ investment decisions, will be released only by authorized Company spokespersons;

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b.	Confidential Information on specific operating companies will be released by the management of that business unit;

c.

Employees expressing opinions beyond the scope of their positions must clearly differentiate between speaking for themselves and speaking for the Company. This will ensure that their views are in no way perceived to be associated with the Company. At no time will Company stationery (including electronic documents) be used when expressing personal views.

Employees are not to answer inquiries from the press, legislative bodies, government agencies or departments, or companies and organizations unless specifically authorized to do so. All such inquiries are to be referred to the designated individual within each operating company. The identity and means of referral to the designated spokesperson for each operating company will be communicated by the operating companies to their respective employees. All employees are to refer inquiries from the media or reporters to media@rci.rogers.com. Please see LEG 17 Disclosure and Insider Trading.

All employees are to refer inquiries from the investment community (research and security analysts, brokers, and investors) to the Vice President, Investor Relations. Unless specifically authorized to do so, employees are not permitted to contact the press, media, research and security analysts, brokers, or investors about the Company’s business.

Employees must not disparage the Company, or any current and former employees of the Company, to individuals, organizations, customers, or the media (including social media) while employed by the Company or following termination of employment for any reason.

Employees who participate in any public forum, including social media, in any manner related to the Company and its business must seek approval from the designated Vice President responsible for public relations regarding the content of any commentary or speeches, in order that it may be consistent with Company policy and not contain or refer to Confidential Information. Please refer to GEN 14 Social Media Policy for All Employees.

Employees are not prohibited from disclosing information to a securities regulatory authority, a self-regulatory organization recognized under securities legislation, or a law enforcement agency to the extent such disclosure is made in accordance with applicable whistleblower protection laws or as required by other laws. Employees are not required to notify the Company or request its approval before making such disclosure and no reprisal against any such employee will be taken because of such disclosure, provided the disclosure is made in good faith and otherwise in accordance with the applicable law(s).

Insider Trading

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Employees with knowledge of, or access to, material Confidential Information about the Company are prohibited from trading securities of the Company until the information has been publicly disclosed and at least one trading day has passed. Employees must not inform (“tip off”) any person of material information before it has been publicly disclosed. Directors and officers of the Company deemed to be reporting insiders are required to file a report for every transaction in securities of the Company at https://www.sedi.ca/. Employees must review and adhere to LEG 17 Disclosure and Insider Trading.

20. Brand Protection

Any use of the Company’s corporate symbols, signatures, or logos must conform to the principles outlined in the Rogers Brand Standards on Rogers Zone, including the use of the Company’s logo on stationery.

Approval must be obtained prior to use of the Rogers name or brand as a trademark or servicemark. To obtain approval for brand usage, or if employees are uncertain about brand usage, contact Brand Management at brand.management@rci.rogers.com.

21. Editorial Independence

The Company’s reputation as a trusted source for news is built on accuracy, fairness, and telling stories that matter to Canadians. All employees working in news-gathering operations must follow the principles and standards of GEN 40 Rogers News Policy to guide the Company in producing news on all of its platforms. Rogers must ensure its news teams remain able to report news stories independently and without editorial interference reflecting the diversity and the multicultural dynamics of Canada.

It is the Company’s responsibility to work within Canadian laws and to consider the significance of what it broadcasts and publishes. In addition to the obligations listed in this Policy, all news employees are required to review and acknowledge their acceptance of Rogers News Policy when hired and on an annual basis thereafter. News employees must also adhere to broadcasting codes and internal corporate policies and policies that relate to specific platforms, be it TV, Radio, Audio, or Digital.

22. Legal Matters

Employees involved in a legal matter (involving police, or is a civil, criminal, or regulatory matter) that may affect their ability to perform their job or may harm the Company’s business reputation or interests must inform their manager or HR Business Partner immediately.

MONITORING

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It is the responsibility of the Chief HR Officer, or in their absence, the Chief Legal Officer or the Chief Financial Officer, to interpret this Policy, as required, to ensure that it is implemented throughout the Company.

DEFINITIONS

Company Information	Internal, Confidential, or Restricted Information as defined in Rogers Information Security Standard (RISS).
Company Vehicle

Any vehicle that is owned or leased by the Company and is used primarily for business use and bears the Company logo. There are two types of vehicle:

Promotional Vehicle – a vehicle which is typically an SUV, sedan or other type of vehicle, which may be branded and is used primarily for promotional purposes.

Service Vehicle – a service vehicle which is typically a branded truck or van, whose primary purpose is to provide customer support, installation, and/or maintenance for our customers or to a Rogers plant. The vehicle may be altered to carry primarily materials, equipment, and tools.

Conflict of Interest	Occurs when an individual’s private or personal interests interfere, or may appear to interfere, with the interests of the Company.
Friend

For the purposes of the sections titled “Conflict of Interest” and “Confidentiality”, a Friend of an employee is defined as an individual with whom an employee has a close personal relationship analogous to a familial relationship which may compromise the employee’s ability to act in the best interest of the Company.

Passcard

A credential used to gain entry to an area with automated access control points such as doors, turnstiles, parking gates, or other barriers. The Rogers Passcard also acts as identification, allowing others to visually confirm a person has been validated and is permitted to be within Rogers space.

Relative	A parent, spouse (including common law), partner, grandparent, brother, sister, child, grandchild, nephew, niece, aunt, uncle, and cousin (including adopted, foster, step, and in-law relations).

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Rogers Premises	Any building or space within a building (leased or owned) in which Rogers conducts business.
Substance

Any drug, alcohol, or other substance that could have impairing effects or after-effects on an individual, whether that impairment relates to mood, cognition, physical coordination, or any other capacity required to work safely, productively, professionally, and respectfully. Substances include, but are not limited to, alcohol, cannabis, illegal drugs, inhalants, and solvents, and may include prescription or over-the-counter drugs.

Workplace

All places where the Company’s employees provide services. This includes Rogers Premises, any off-site business-related function (e.g. conference, trade show), in a remote location, at social events related to work, or in a customer’s home.

Workplace Harassment and Violence

Any action, conduct, or comment, including of a sexual nature, that can reasonably be expected to cause offence, humiliation or other physical or psychological injury or illness to an employee. Examples include, but are not limited to, words, gestures, actions, intimidation, bullying, or other inappropriate activities such as racial or sexual slurs, name calling, racist or sexist jokes, negative stereotyping, threats, physical assault, or demeaning pictures, posters or graffiti.

Harassment must not be confused with the normal exercise of the employer’s management rights; in particular, the manager’s right to assign tasks and their right to counsel, reprimand, or impose disciplinary sanctions. Insofar as a manager does not exercise these rights in an abusive or discriminatory manner, their actions do not constitute harassment. Accordingly, the following are examples of conduct excluded from the definition of harassment:

•

appropriate disciplinary or administrative measures imposed by management;

•

actions, including verbal and written counselling, relating to absenteeism, performance issues, or behaviour;

•

reasonable use of the right of management to ensure supervision, performance evaluation, work

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organization, and compliance with current Company policies; and
• expressing disagreement of reasonable, but contrary, opinions.

EXHIBIT

Exhibit A – Non-Disclosure/Non-Solicitation and Intellectual Property Assignment Agreement